March 25, 2020

Rohan Palekar
Chief Executive Officer
89bio, Inc.
142 Sansome Street
2nd Floor
San Francisco, CA 94104

       Re: 89bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 19, 2020
           CIK No. 0001785173

Dear Mr. Palekar:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:    Ryan A. Murr, Esq.